05011164

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

8 September 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 8th September 2005, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-050908

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

Not supplied

11. Date company informed

7 September 2005

12. Total holding following this notification

21,950,183, 30p ordinary shares

13. Total percentage holding of issued class following this notification

5.01% of the ordinary shares of 30p

14. Any additional information

This announcement replaces the previous announcement issued on the 17 August 2005. The announcement contained an incorrect figure supplied by Credit Suisse First Boston.

Credit Suisse First Boston (Europe) Limited has an interest in 134 shares under section 208(5) of the Act by virtue of the right to re-delivery of equivalent securities under stock lending arrangements.

Credit Suisse First Boston (Europe) Limited (CSFBEL) is a member of the investment banking business of Credit Suisse and reference to CSFB in this notice includes all of the subsidaries and affiliates of Credit Suisse operating under the Credit Suisse First Boston name. Those CSFB companies which are direct or indirect holding companies of CSFBEL, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

15. Name of contact and telephone number for queries

Greg McMahon – Tel +44 161 232 6515

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary

Date of notification

8 September 2005

CREDIT SUISSE | FIRST BOSTON

Facsimile

To Mike Vaux – Company Secretary	From Rob Daborn
MyTravel plc	Facsimile No. 0207 888 4883
Facsimile No. 01612326524	Telephone No. 0207 883 8359
cc.	This Page + 1
Facsimile No.	Date 06 September 2005

Re: Correction to shareholding disclosure under section 198 of the Companies Act

Dear Sir,

Please find attached a disclosure in respect of CSFB's holding of Mytravel ordinary shares on 12 August 2005. This disclosure replaces the previous disclosure issued for 12 August 2005 which contained an incorrect figure. I have tried to contact you by phone to explain the reason for the inaccurate initial disclosure and have left you a voicemail on the matter.

Please accept our apologies for the incorrect disclosure and do not hesitate to contact me should you have any further questions.

Kind Regards

Rob Daborn
Legal and Compliance

Should there be any difficulty with this transmission, please notify the sender at the telephone number given above.

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

06 September 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 12 August 2005, following acquisitions, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited ("CSFBEL"): 21,950,183 "A" shares. CSFBEL has an interest in 134 shares under section 208(5) of the Act by virtue of the right to re-delivery of equivalent securities under stock lending arrangements.

CSFB now holds a total interest of 21,950,183 shares being equivalent to approximately 5.04% of the total shares in issue of this class. (Shares outstanding being 435,727,935)

5.01%.

CSFBEL is a member of the investment banking business of Credit Suisse and reference to CSFB in this letter includes all of the subsidiaries and affiliates of Credit Suisse operating under the Credit Suisse First Boston name. Those CSFB companies which are direct or indirect holding companies of CSFBEL are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL is interested.

Yours faithfully

Robert Daborn
Vice President – Legal and Compliance